INVESTOR PRESENTATION SEPTEMBER 2015 Exhibit 99.3

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This Investor Presentation contains forward-looking statements. James Hardie Industries plc (the “company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
•
statements about the company’s future performance;
•
projections of the company’s results of operations or financial condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
projects;
•
expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;
•
expectations concerning dividend payments and share buy-backs;
•
statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
•
statements regarding tax liabilities and related audits, reviews and proceedings;
•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•
expectations concerning indemnification obligations;
•
expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;
•
statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

PAGE
DISCLAIMER (continued)
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,”
“outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section
3
of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

PAGE
AGENDA
•
Global Strategy and Business Overview
•
USA & Europe Fiber Cement
•
Asia Pacific Fiber Cement
•
Capital Management Framework
•
Guidance
•
Appendix
4
In
this
Investor
Presentation,
the
company
may
present
financial
measures,
sales
volume
terms,
financial
ratios,
and
Non-US
GAAP
financial
measures
included
in
the
Definitions
and
other
terms
section
of
this
document.
The
company
presents
financial
measures
that
it
believes
are
customarily
used
by
its
Australian
investors.
Specifically,
these
financial
measures,
which
are
equivalent
to
or
derived
from
certain
US
GAAP
measures
as
explained
in
the
definitions,
include
“EBIT”,
“EBIT
margin”,
“Operating
profit
before
income
taxes”
and
“Net
operating
profit”.
The
company
may
also
present
other
terms
for
measuring
its
sales
volume
(“million
square
feet”
or
“mmsf”
and
“thousand
square
feet”
or
“msf”);
financial
ratios
(“Gearing
ratio”,
“Net
interest
expense
cover”,
“Net
interest
paid
cover”,
“Net
debt
payback”,
“Net
debt
(cash)”);
and
Non-US
GAAP
financial
measures
(“Adjusted
EBIT”,
“Adjusted
EBIT
margin”,
“Adjusted
net
operating
profit”,
“Adjusted
diluted
earnings
per
share”,
“Adjusted
operating
profit
before
income
taxes”,
“Adjusted
effective
tax
rate
on
earnings”,
“Adjusted
EBITDA”,
and
“Adjusted
selling,
general
and
administrative
expenses”.
Unless
otherwise
stated,
results
and
comparisons
are
of
the
first
quarter
of
the
current
fiscal
year
versus
the
first
quarter
of
the
prior
fiscal
year

PAGE
Industry Leadership and Profitable Growth
•
Introduce differentiated
products to deliver a
sustainable competitive
advantage
•
Aggressively grow demand for
our products in targeted market
segments

GLOBAL STRATEGY

PAGE
•
Annual net sales US$1.7b
•
Total assets US$2.1b
•
Strong cash generation
•
Operations in North America, Asia Pacific and Europe
•
3,208 employees
•
Market cap US$5.9b (approx)
•
S&P/ASX 100 company
•
NYSE ADR listing
Market capitalization as at 20 August 2015. Total assets as at 30 June 2015 and employees as at 31 March 2015. Annual net sales for three months to 30 June
2015 annualised. Total assets exclude asbestos compensation
A GROWTH FOCUSED COMPANY

PAGE
GROUP OVERVIEW –
1
ST
QUARTER FY16 RESULTS
7
Q1'16
Q1'15
Change
Adjusted EBIT (US$ millions)
89.7
71.2
26%
Adjusted EBIT Margin %
20.9%
17.1%
3.8 pts
Adjusted Net Operating Profit (US$ millions)
63.5
50.1
27%
Net operating cash flow (US$ million)
55.1
42.5
30%
Adjusted Diluted EPS (US cents)
14
11
27%
Three Months Ended 30 June

PAGE
•
Group
net
sales
increased
3%
for
the
quarter
compared
to
pcp
1
•
Group
adjusted
net
operating
profit
increased
27%
to
US$63.5
million
for
the
quarter,
compared
to
pcp
1
•
Higher
volumes
and
average
net
sales
price
across
our
USA
and
Europe
and
Asia
Pacific
Fiber
Cement
segments
•
Results
are
largely
driven
by
lower
production
costs
due
to
the
continued
focus
on
operating
performance
and
lower
input
costs
of
our
USA
and
European
Fiber
Cement
segment
•
Our
current
quarter
USA
and
Europe
Fiber
Cement
segment
EBIT
margin
is
26.6%
compared
to
21.2%
in
the
pcp,
above
our
target
range
of
20%
to
25%
•
Subsequent
to
period
end,
approximately
1.7
million
shares
were
repurchased,
at
an
aggregate
cost
of
US$22.5
million,
under
the
previously
announced
share
buyback
program
•
We
started
up
our
sheet
machine
as
part
of
the
previously
announced
Carole
Park
capacity
expansion
project
in
the
quarter,
and
that
project
remains
on
track
KEY THEMES –
1
ST
QUARTER FY16 RESULTS

1
Prior corresponding period

PAGE

WORLD LEADER IN FIBER CEMENT
Geographic Mix¹
Net Sales
EBIT ²
1
All percentages and numbers are for the full year ended 31 March 2015
² EBIT –
excludes research and development, asbestos-related expenses and adjustments and New Zealand weathertightness claims
USA and Europe
76%
Employees¹
•
2,267 in USA and Europe
•
941 in Asia Pacific

PAGE
Research & Development: Significant and consistent investment
•
US$31.7m spent on Research & Development in FY15
•
US$394.8m spent on Research & Development since 2000
10
CREATING A SUSTAINABLE AND DIFFERENTIATED ADVANTAGE
History of Fiber Cement Substrate Development
James Hardie
Siding Products

PAGE
18%
28%
21%
12%
7%
7%
7%
Fiber Cement
Vinyl
Wood (including engineered wood)
Stucco
Brick
Stone
Other (aluminium etc)
35/90 Plan
•
Grow fiber cement share to 35% of the exterior cladding market against other wood-looking siding alternatives
•
Maintain JHX’s category share at 90%
Currently:
•
JHX wins ~90% of the fiber cement category, while fiber cement used in ~18% of the total market
•
Current estimate is wood-look siding (Wood, Vinyl and Fiber Cement) is 60-65% of total market.
¹Source: Internal estimates based on NAHB product usage data adjusted for regional market intelligence
DRIVING CATEGORY AND MARKET SHARE GAINS

North America External Cladding Share¹

PAGE
Fiber cement is more durable than wood and engineered wood, looks and performs better than vinyl, and is more cost effective and quicker to build with than brick
Fiber
Cement
Vinyl
Engineered
Wood
Fire resistant
Hail resistant
Resists warping
Resists buckling
Lasting color
Dimensional stability
Can be repainted
?
?
?
?
?
?
?
?
?
?
?
?
?
?

DELIVERING SUPERIOR PRODUCT PERFORMANCE

PAGE
Siding
Primary Products
Soffit
Trim /
Fascia
Backerboard
Commercial
Exteriors
Flooring
Interior Walls /
Ceilings
Brand Portfolio
U.S. & Europe
Asia Pacific
BUILDING A PORTFOLIO OF PRODUCTS AND BRANDS

PAGE
¹ Production was suspended at the Summerville plant in November 2008
USA Plant Locations
USA AND EUROPE FIBER CEMENT SEGMENT
Tacoma, WA
Reno, NV
Fontana, CA
Waxahachie,
TX
Cleburne, TX
Summerville,
SC
Plant City, FL
Pulaski, VA
Peru, IL
14
•
Largest fiber cement producer
in North America
•
2,267 employees
•
9 manufacturing plants¹
•
2 research and development
facilities
Q1 FY16
Q1 FY15
Net Sales
US$337.0m
US$321.5m
EBIT
US$89.5m
US$68.0m
EBIT Margin
(US$)
26.6%
21.2%

PAGE Rolling 12 month average of seasonally adjusted estimate of housing starts by US Census Bureau AGGRESSIVELY GROWING DEMAND FOR OUR PRODUCTS 15 USA Fiber Cement

PAGE USA and Europe Fiber Cement ACHIEVING THE RIGHT VALUE FOR OUR PRODUCTS 16

PAGE
USA AND EUROPE: DELIVERING STRONG RETURNS

1
Excludes
asset
impairment
charges
of
US$14.3
million
in
4
th
quarter
FY12,
US$5.8
million
in
3
rd
quarter
FY13
and
US$11.1
million
in
4
th
quarter
FY13
We expect EBIT margins for fiscal year 2016 to be towards the higher end of, and may exceed our stated target range of 20% to 25%
0
5
10
15
20
25
30
0
10
20
30
40
50
60
70
80
90
100
FY11
FY12
FY13
FY14
FY15
FY16
Quarterly EBIT and EBIT Margin
1
EBIT
EBIT MARGIN

PAGE
•
941 employees
•
5 manufacturing plants across
Australia, New Zealand and the
Philippines
•
1 research and development facility
EBIT and EBIT margin excludes New Zealand weathertightness claims
18
ASIA PACIFIC FIBER CEMENT SEGMENT
Q1 FY16
Q1 FY15
Net Sales
A$117.4m
A$102.2m
EBIT
A$25.4m
A$22.1m
EBIT Margin (A$)
21.6%
21.6%
Asia Pacific Plant Locations

PAGE
1
EBIT and EBIT margin excludes New Zealand weathertightness claims
Quarterly EBIT and EBIT Margin
1
EBIT
EBIT Margin
ASIA PACIFIC: DELIVERING STRONG RETURNS

Asia Pacific Fiber Cement Segment
A$975

PAGE
Ceilings and partitions
Philippines
Exterior cladding
Australia
General purpose flooring
Australia
New Zealand
Interior walls

TARGETTING THE RIGHT PRODUCT INTO THE RIGHT MARKET
Asia Pacific Core Markets

PAGE
FINANCIAL MANAGEMENT SUPPORTING GROWTH

1
2
3
Strong Financial
Management
Disciplined Capital
Allocation
Liquidity and
Funding
Strong margins and
operating cash flows
Strong governance and
transparency
Investment-grade financial
management
Investing in R&D and capacity
expansion to support organic
growth
Maintain ordinary dividends within
the defined payout ratio
Flexibility for:
•
Accretive and strategic
inorganic opportunities
•
Withstand market cycles
•
Consider further
shareholder returns when
appropriate
~$590 million of bank
facilities, 68% liquidity as of
Q’16
2.2 year weighted average
maturity of bank facilities
Completed the sale of
US$325 million 8 year 5.875%
senior unsecured notes
Conservative leveraging of
balance sheet within 1-2
times adjusted EBITDA target
Financial management consistent with an investment grade credit.
Ability to withstand market cycles and other unanticipated events.

PAGE
•
Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$244 million and US$286 million
•
Management expects full year Adjusted net operating profit to be between US$240 million and US$270 million assuming, among other things, housing conditions in the United States continuing to improve in line with our assumed forecasted new construction starts, input prices and production efficiencies remaining consistent and an average exchange rate at or near current levels is applicable for the remainder of the year
•
Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile
•
Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2016 GUIDANCE

APPENDIX

PAGE
FINANCIAL SUMMARY
1
Asia
Pacific
Fiber
Cement
EBIT
excludes
New
Zealand
weathertightness
expense
of
US$0.2
million
in
Q1’FY16
and
benefit
of
US$1.3
million
in
Q1’FY15
2
Excludes Asbestos related expenses and adjustments
24
US$ Millions
Q1 '16
Q1 '15
% Change
Net Sales
USA and Europe Fiber Cement
337.0
$
321.5
$
5
Asia Pacific Fiber Cement
91.3
95.3
(4)
Total Net Sales
428.3
$
416.8
$
3
EBIT -
US$ Millions
USA and Europe Fiber Cement
89.5
$
68.0
$
32
Asia Pacific Fiber Cement
1
19.7
20.7
(5)
Research & Development
(6.0)
(6.8)
12
General Corporate
2
(13.5)
(10.7)
(26)
Adjusted EBIT
89.7
$
71.2
$
26
Net interest expense excluding AICF interest income
(6.0)
(0.9)
Other income (expense)
2.7
(3.7)
Adjusted income tax expense
(22.9)
(16.5)
(39)
Adjusted net operating profit
63.5
$
50.1
$

Three Months Ended 30 June

PAGE
1
Excludes asbestos adjustments, AICF SG&A expenses, AICF interest income, New Zealand weathertightness claims, tax adjustments
2
Excludes asbestos adjustments, AICF SG&A expenses,  New Zealand weathertightness claims
KEY RATIOS
25
3 Months FY16
3 Months FY15
3 Months FY14
EPS (Diluted)
1
(US Cents)
14c
11c
12c
EBIT/ Sales (EBIT margin)
2
20.9%
17.1%
18.1%
Gearing Ratio
1
20.4%
(3.3)%
(16.5)%
Net Interest Expense Cover
2
15.0x
79.1x
84.4x
Net Interest Paid Cover
2
108.5x
89.0x
67.5x
Net Debt Payback
1.4yrs
-
-
Three Months Ended 30 June

PAGE
FY11
FY12
FY13
FY14
FY15
Net Sales
US$m
814
862
951
1,128
1,277
Sales Volume
mmsf
1,248
1,332
1,489
1,697
1,850
Average
Price
US$ per msf ²
648
642
626
652
675
EBIT
US$m¹
160
163
163
237
286
EBIT Margin %¹
20
19
17
21
22
26
1
Excludes asset impairment charges of US$14.3 million and US$16.9 million in FY12 and FY13, respectively
2
During
the
second
quarter
of
FY14,
the
company
refined
its
methodology
for
calculating
average
net
sales
price
in
both
the
USA
and
Europe
and
Asia
Pacific
Fiber
Cement
segments
to
exclude
ancillary
products
that
have
no
impact
on
fiber
cement
sales
volume,
which
is
measured
and
reported
in
mmsf.
As
the
revenue
contribution
of
these
ancillary
products
has
been
increasing,
the
company
believes
the
refined
methodology
provides
an
improved
disclosure
of
average
net
sales
price,
in
line
with
the
company’s
primary
fibre
cement
business,
which
is
a
key
segment
performance
indicator.
The
company
has
restated
average
net
sales
price
in
the
prior
periods
to
conform
with
the
current
calculation
of
average
net
sales
price.
USA
AND
EUROPE
FIBER
CEMENT
–
5
YEAR
RESULTS
OVERVIEW

PAGE
1
During the second quarter of FY14, the company refined its methodology for calculating average net sales price in both the USA and Europe and Asia Pacific Fiber Cement segments to exclude ancillary products that have no impact on fiber cement sales volume, which is measured and reported in mmsf. As the revenue contribution of these ancillary products has been increasing,
the
company
believes
the
refined
methodology
provides
an
improved
disclosure
of
average
net
sales
price,
in
line
with
the
company’s
primary
fiber
cement
business,
which
is
a
key
segment
performance
indicator.
The
company
has
restated
average
net
sales
price
in
the
prior
periods
to
conform
with
the
current
calculation
of
average
net
sales
price.
2
Excludes
New
Zealand
weathertightness
claims
of
US$5.4
million
,
US$13.2
million
,
US$1.8
million
and
US$4.3
million
in
FY12,
FY13,
FY14
and
FY15,
respectively
FY11
FY12
FY13
FY14
FY15
Net Sales
US$m
353
376
370
366
380
Sales Volume
mmsf
408
392
394
417
456
Average
Price
A$ per msf
1
906
906
901
930
942
EBIT
US$m
2
79
86
75
83
90
EBIT Margin
%
2
23
23
20
23
24
27
ASIA
PACIFIC
FIBER
CEMENT
–
5
YEAR
RESULTS
OVERVIEW

PAGE
Net sales increased 3%
•
Higher sales volumes
•
Higher average net sales prices in local currencies
Gross profit margin increased 320 bps
•
Continued performance improvement across our US plants
•
Lower input costs in the USA and Europe Fiber Cement segment
•
Higher average net sales price
SG&A expenses increased
•
Higher stock compensation expenses due to a 14% appreciation in our stock price
•
Higher discretionary expenses and realized losses on foreign currency transactions caused by the strengthening of the US dollar
•
Partially offset by lower SG&A expenses in the business units
Non-operating expenses
•
Interest expense increased related to our debt position
•
Other income (expense) includes: gain on the sale of the Australian pipes business and favorable unrealized foreign exchange gains and interest rate swaps
•
Income tax expense increased primarily driven by the increase in operating income
RESULTS FOR THE 1
st
FY16 QUARTER
28
US$ Millions
Q1 '16
Q1 '15
% Change
Net sales
428.3
416.8
3
Gross profit
157.6
140.2
12
SG&A expenses
(61.5)
(59.9)
(3)
Research & development expenses
(7.1)
(8.4)
15
Asbestos adjustments
(4.5)
(21.5)
79
EBIT
84.5
50.4
68
Net interest expense
(5.9)
(1.1)
Other income (expense)
2.7
(3.7)
Income tax expense
(21.3)
(16.7)
(28)
Net operating profit
60.0
28.9
Three Months Ended 30 June

PAGE
US$ Millions
Q1 '16
Q1 '15
% Change
Net operating profit
60.0
28.9
Asbestos:
Asbestos adjustments
4.5
21.5
(79)
Other asbestos
1
0.4
0.8
(50)
New Zealand weathertightness claims
0.2
(1.3)
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted net operating profit
63.5
50.1
27
Three Months Ended 30 June
1
Includes AICF SG&A expenses and AICF interest income, net
RESULTS
FOR
THE
1
st
FY16
QUARTER
(continued)
29
Asbestos adjustments
•
1% change in the AUD / USD exchange rate from beginning
to ending balance sheet date for the period compared to a
2% change in spot rates in the prior corresponding period
Adjusted net operating profit increased 27%
•
26% increase in Adjusted EBIT
•
A US$6.4 million increase in Adjusted income tax expense
•
Favorable movement in other income (expense) of US$6.4
million
•
Gross interest expense of US$5.7 million

PAGE
GROSS
PROFIT
-
GROUP
30
•
Gross
profit
margins
remain
strong
•
Price
improvements
continue
as
we
execute
on
pricing
strategies
and
reduce
pricing
inefficiencies
•
Input
costs
for
pulp
and
utilities
are
lower
and
plant
performance
remains
on
a
positive
trend
line
as
we
continue
to
focus
on
cost
management
and
operational
excellence
126.3
140.2
157.6
33.9
33.6
36.8
31.0
32.0
33.0
34.0
35.0
36.0
37.0
38.0
-
20.0
40.0
60.0
80.0
100.0
120.0
140.0
160.0
180.0
Q1 FY14
Q1 FY15
Q1 FY16

PAGE
US INPUT COSTS
•
The price of NBSK pulp reduced by ~5%
compared to pcp
1
, while cement has increased
~8% over pcp
1
•
The cost of
electricity for industrial users
decreased from prior period
•
The cost of gas continued to trend down quarter
over quarter
31
The information underlying the table above is sourced as follows:
•
Pulp –
Cost per ton –
from RISI
•
Gas –
Cost per thousand cubic feet for industrial users –
from US Energy Information Administration
•
Electric –
Cost per thousand kilowatt hour for industrial users –
from US Energy Information Administration
•
Cement –
Relative index from the Bureau of Labor Statistics
1
Prior corresponding period

PAGE
1
Excludes New Zealand weathertightness
claims
USA and Europe Fiber Cement EBIT summary:
•
EBIT increased by 32% when compared to pcp
•
The increase for the quarter was driven by improved
plant performance, lower input costs, increased
volumes and lower segment SG&A expenses
Asia Pacific Fiber Cement EBIT summary:
•
Quarter
EBIT
1
decreased
5%
compared
to
pcp.
The
Asia
Pacific
Fiber
Cement
segment
results
in
US
dollars
were
impacted
by
a
17%
unfavorable
change
in
the
weighted
average
period
AUD/USD
exchange
rate
relative
to
the
prior
corresponding
quarter.
•
EBIT
1
in
local
currency
for
the
quarter
increased
15%
compared
to
pcp
SEGMENT EBIT –
1
st
QUARTER FY16
32
59.4
68.0
89.5
0
20
40
60
80
100
FY14
FY15
FY16
USA and Europe Fiber Cement
Q1 EBIT
21.1
20.7
19.7
21.4
22.1
25.4
0
5
10
15
20
25
30
FY14
FY15
FY16
Asia Pacific Fiber Cement
US$ Q1 EBIT
A$ Q1 EBIT

PAGE
1
Excludes Asbestos related expenses and adjustments and ASIC expenses
R&D summary:
•
Continued broadly in line with historic trend line on a
percentage of sales basis
•
Fluctuations reflect normal variation and timing in
number of R&D projects in process in any given period
General corporate costs:
•
Results for the quarter increased due to higher :
•
Stock compensation related to share price
appreciation
•
Discretionary expenses
•
Foreign exchange losses
SEGMENT EBIT –
1
st
QUARTER FY16
33
(6.9)
(10.7)
(13.5)
(16)
(14)
(12)
(10)
(8)
(6)
(4)
(2)
0
FY14
FY15
FY16
General Corporate Costs
1
Q1 EBIT
(6.1)
(6.8)
(6.0)
(7)
(6)
(5)
FY14
FY15
FY16
Research and Development
Q1 EBIT

PAGE
CHANGES IN AUD vs. USD
•
Unfavorable impact from translation of Asia Pacific results
•
Favorable impact on corporate costs incurred in Australian dollars
•
Unfavorable impact from translation of asbestos liability balance

PAGE
1
Includes Asbestos adjustments, AICF SG&A expenses and AICF interest expense, net
2
Excludes tax effects of Asbestos and other tax adjustments
26.5%
estimated
adjusted
effective
tax
rate
(ETR)
for
the
year
•
Adjusted
income
tax
expense
increased
due
to
the
increase
in
operating
profit
before
income
taxes,
primarily
in
the
US
•
The
difference
between
adjusted
income
tax
expense
and
income
tax
expense
increased
primarily
due
to
lower
asbestos
and
other
tax
adjustments
•
Income
taxes
are
paid
and
payable
in
Ireland,
the
US,
Canada,
New
Zealand
and
the
Philippines
•
Income
taxes
are
not
currently
paid
or
payable
in
Europe
(excluding
Ireland)
or
Australia
due
to
tax
losses.
Australian
tax
losses
primarily
result
from
deductions
relating
to
contributions
to
AICF
INCOME TAX
35
Q1’16
Q1’15
Operating profit before taxes
81.3
45.6
Asbestos:
Asbestos adjustments
1
4.9
22.3
NZ weathertightness claims
0.2
(1.3)
Adjusted net operating profit
before taxes
86.4
66.6
Adjusted income tax expense
2
(22.9)
(16.5)
Adjusted effective tax rate
26.5%
24.8%
Income tax expense
(21.3)
(16.7)
Income taxes paid
4.3
2.5
Income taxes payable
15.1
6.5
Three Months Ended 30 June

PAGE
1
CASHFLOW
36
•
Net
income
increased
US$31.1
million
compared
to
prior
corresponding
period
•
Improved
working
capital
driven
by:
•
Improved
inventory
and
A/P
turns
•
Partially
offset
by
an
unfavorable
change
in
A/R
due
to
the
timing
of
billing
and
collections
•
Lower
capital
expenditures:
•
Reflecting
near
completion
of
our
previously
announced
US
and
Australian
capacity
projects
•
While
continuing
to
invest
in
maintenance
capital
expenditure
programs
•
Lower
financing
activities:
•
No
dividends
being
paid
in
the
current
period,
compared
to
the
US$124.6
million
payment
of
the
one-time
125
year
anniversary
special
dividend
during
the
first
quarter
of
fiscal
year
2015
1
Includes Asbestos Adjustments and changes in asbestos-related assets and liabilities
2
Includes capitalized interest and proceeds from sale of property, plant and equipment
(US$ Millions)
Q1'16
Q1'15
Change (%)
Net Income
60.0
28.9
Asbestos related
1
4.6
20.9
(78)
Depreciation & amortization
18.2
16.6
10
Working capital
1.4
(0.4)
Other non-cash items
(29.1)
(23.5)
(24)
Cash Flow from Operations
55.1
42.5
30
Capital expenditures
2
(16.4)
(48.6)
66
Acquisition of assets
(0.5)
-
Free Cash Flow
38.2
(6.1)
Dividends paid
-
(124.6)
Net payment of long-term debt
(15.0)
-
Share related activities
1.2
(6.6)
Free Cash Flow after Financing Activities
24.4
(137.3)

PAGE
LIQUIDITY PROFILE

•
Strong
balance
sheet
position:
•
US$92.3
million
of
cash
•
US$382.6
million
of
gross
debt
•
US$590
million
of
bank
debt
facilities
•
US$325
million
8
year
unsecured
notes
2,3
•
68%
liquidity
as
of
Q1’16
•
At
30
June
2015,
net
debt
of
US$290.3
million
compared
to
net
debt
of
US$330.5
million
at
31
March
2015
•
At
30
June
2015,
we
have
US$325.0
million
in
senior
unsecured
notes
due
15
February
2023
with
an
interest
of
rate
5.875%.
Interest
is
payable
semi-annually
in
arrears
on
15
August
and
15
February
each
year.
•
Net
Debt
within
target
range
of
1-2
times
EBITDA
excluding
asbestos
•
We
remain
in
compliance
with
all
debt
covenants
1
Debt maturities as at Q1’16 were as follows: US$50 million in Q4’16, US$150 million in Q1’17, US$100 million in
Q1’18, US$125 million Q3’18, US$40 million in Q4’19, US$125 million in Q1’20 and US$325 million in Q4’23
2
Callable from February 2018
3
Original issue discount (OID) US$2.4 million at 30 June 2015
Liquidity Profile of Bilateral Facilities
Three months ended 30 June
Cash
US$92.3 million
Total Combined Bank Facilities
US$590.0 million
Drawn Bank Facilities
US$60.0 million
Undrawn Bank Facilities
US$530.0 million
Weighted Average Interest Rate of drawn Bank Facilities
1.4%
Fixed / Floating Interest Ratio
110% fixed
Weighted Average Term (Bank Facilities)
2.2 years
Weighted Average Term (Total Facilities)
4.1 years
$50
$150
$225
$40
$125
$325
FY'16
FY'17
FY'18
FY'19
FY'20
FY'23
Debt Maturity Profile
1

PAGE
Q1 '16
Q1 '15
% Change
Claims received
139
156
11
Actuarial estimate for the period
164
153
(7)
Difference in claims received to actuarial
estimate
25
(3)
Average claim settlement
1
(A$)
233,000
223,000
(4)
Actuarial estimate for the period
2
(A$)
302,000
289,000
(4)
Difference
in
claims
paid
to
actuarial
estimate
69,000
66,000
(5)
Three Months Ended  30 June
ASBESTOS CLAIMS DATA
38
Claims Data
•
Claims
received
during
the
quarter
were
15%
below
actuarial
estimates
and
11%
lower
than
the
prior
corresponding
period
•
Mesothelioma
claims
reported
in
the
current
quarter
are
2%
above
actuarial
estimates
and
are
5%
below
the
prior
corresponding
period
•
Average
claim
settlement
sizes
are
generally
lower
across
all
disease
types
compared
to
actuarial
expectations
for
fiscal
year
2016
•
The
average
claim
settlement
is
23%
below
actuarial
estimates
and
4%
higher
than
the
prior
corresponding
period
1       Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
2       This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

PAGE
DEFINITIONS AND OTHER TERMS
This
Management
Presentation
forms
part
of
a
package
of
information
about
the
company’s
results.
It
should
be
read
in
conjunction
with
the
other
parts
of
this
package,
including
the
Management’s
Analysis
of
Results,
Media
Release
and
Consolidated
Financial
Statements
Definitions
Non-financial Terms
AFFA
–
Amended and Restated Final Funding Agreement
AICF
–
Asbestos
Injuries
Compensation
Fund
Ltd
NBSK
–
Northern
Bleached
Soft
Kraft;
the
company's
benchmark
grade
of
pulp
Legacy
New
Zealand
weathertightness
claims
(“New
Zealand
weathertightness
claims”)
–
Expenses
arising
from
defending
and
resolving
claims
in
New
Zealand
that
allege
poor
building
design,
inadequate
certification
of
plans,
inadequate
construction
review
and
compliance
certification
and
deficient
work
by
sub-contractors

PAGE
DEFINITIONS AND OTHER TERMS
Financial
Measures
–
US
GAAP
equivalents
This
document
contains
financial
statement
line
item
descriptions
that
are
considered
to
be
non-US
GAAP,
but
are
consistent
with
those
used
by
Australian
companies.
Because
the
company
prepares
its
Consolidated
Financial
Statements
under
US
GAAP,
the
following
table
cross-references
each
non-US
GAAP
line
item
description,
as
used
in
Management’s
Analysis
of
Results
and
Media
Release,
to
the
equivalent
US
GAAP
financial
statement
line
item
description
used
in
the
company’s
Condensed
Consolidated
Financial
Statements:

PAGE
DEFINITIONS AND OTHER TERMS
EBIT
margin
–
EBIT
margin
is
defined
as
EBIT
as
a
percentage
of
net
sales
Sales
Volumes
mmsf
–
million
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
msf
–
thousand
square
feet,
where
a
square
foot
is
defined
as
a
standard
square
foot
of
5/16”
thickness
Financial Ratios
Gearing
Ratio
–
Net
debt
(cash)
divided
by
net
debt
(cash)
plus
shareholders’
equity
Net
interest
expense
cover
–
EBIT
divided
by
net
interest
expense
(excluding
loan
establishment
fees)
Net
interest
paid
cover
–
EBIT
divided
by
cash
paid
during
the
period
for
interest,
net
of
amounts
capitalised
Net
debt
payback
–
Net
debt
(cash)
divided
by
cash
flow
from
operations
Net
debt
(cash)
–
Short-term
and
long-term
debt
less
cash
and
cash
equivalents
Return
on
capital
employed
–
EBIT
divided
by
gross
capital
employed

PAGE
Adjusted
EBIT
and
Adjusted
EBIT
margin
–
Adjusted
EBIT
and
Adjusted
EBIT
margin
are
not
measures
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
EBIT
and
EBIT
margin.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
42
US$ Millions
Three Months Ended 30 June
Q1 '16
Q1 '15
EBIT
84.5
$
50.4
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
New Zealand weathertightness claims
0.2
(1.3)
Adjusted EBIT
89.7
71.2
Net sales
428.3
$
416.8
$
Adjusted EBIT margin
20.9%
17.1%

PAGE
Adjusted
net
operating
profit
–
Adjusted
net
operating
profit
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
net
operating
profit.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
43
US$ Millions
Three Months Ended 30 June
Q1 '16
Q1 '15
Net operating profit
60.0
$
28.9
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
AICF interest (income) expense, net
(0.1)
0.2
New Zealand weathertightness claims
0.2
(1.3)
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted net operating profit
63.5
$
50.1
$

PAGE
Adjusted
diluted
earnings
per
share
–
Adjusted
diluted
earnings
per
share
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
diluted
earnings
per
share.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
44
NON-US GAAP FINANCIAL MEASURES
Three Months Ended 30 June
Q1 '16
Q1 '15
Adjusted net operating profit (US$ millions)
63.5
$
50.1
$
Weighted average common shares outstanding -
   Diluted (millions)
447.4
446.0
Adjusted diluted earnings per share (US cents)
14

11

PAGE
Adjusted
income
tax
expense
and
Adjusted
effective
tax
rate
–
Adjusted
income
tax
expenses
and
Adjusted
effective
tax
rate
on
earnings
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
income
tax
expense
and
effective
tax
rate,
respectively.
Management
has
included
this
financial
measure
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations.
Management
uses
this
non-US
GAAP
measure
for
the
same
purposes.
45
NON-US GAAP FINANCIAL MEASURES
US$ Millions
Q1 '16
Q1 '15
Operating profit before income taxes
81.3
$
45.6
$
Asbestos:
Asbestos adjustments
4.5
21.5
AICF SG&A expenses
0.5
0.6
AICF interest (income) expense, net
(0.1)
0.2
New Zealand weathertightness claims
0.2
(1.3)
Adjusted operating profit before income taxes
86.4
$
66.6
$
Income tax expense
(21.3)
$
(16.7)
$
Asbestos and other tax adjustments
(1.6)
0.2
Adjusted income tax expense
(22.9)
$
(16.5)
$
Effective tax rate
26.2%
36.6%
Adjusted effective tax rate
26.5%
24.8%
Three Months Ended 30 June

PAGE
Adjusted
EBITDA
–
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
an
alternative
to,
or
more
meaningful
than,
income
from
operations,
net
income
or
cash
flows
as
defined
by
US
GAAP
or
as
a
measure
of
profitability
or
liquidity.
Not
all
companies
calculate
Adjusted
EBITDA
in
the
same
manner
as
James
Hardie
has
and,
accordingly,
Adjusted
EBITDA
may
not
be
comparable
with
other
companies.
Management
has
included
information
concerning
Adjusted
EBITDA
because
it
believes
that
this
data
is
commonly
used
by
investors
to
evaluate
the
ability
of
a
company’s
earnings
from
its
core
business
operations
to
satisfy
its
debt,
capital
expenditure
and
working
capital
requirements
NON-US GAAP FINANCIAL MEASURES
46
US$ Millions
Q1 '16
Q1 '15
EBIT
84.5
$
50.4
$
Depreciation and amortization
18.2
16.6
Adjusted EBITDA
102.7
$
67.0
$
Three Months Ended 30 June

PAGE
Adjusted
selling,
general
and
administrative
expenses
–
Adjusted
selling,
general
and
administrative
expenses
is
not
a
measure
of
financial
performance
under
US
GAAP
and
should
not
be
considered
to
be
more
meaningful
than
selling,
general
and
administrative
expenses.
Management
has
included
these
financial
measures
to
provide
investors
with
an
alternative
method
for
assessing
its
operating
results
in
a
manner
that
is
focused
on
the
performance
of
its
ongoing
operations
and
provides
useful
information
regarding
its
financial
condition
and
results
of
operations.
Management
uses
these
non-US
GAAP
measures
for
the
same
purposes.
NON-US GAAP FINANCIAL MEASURES
47
US$ Millions
Q1 '16
Q1 '15
Selling, general and administrative expenses
61.5
$
59.9
$
Excluding:
New Zealand weathertightness claims
(0.2)

1.3

AICF SG&A expenses
(0.5)

(0.6)

Adjusted selling, general and administrative expenses
60.8
$
60.6
$
Net sales
428.3
$
416.8
$
Selling, general and administrative expenses as a percentage of net sales
14.4%
14.4%
Adjusted selling, general and administrative expenses
as a percentage of net sales
14.2%
14.5%
Three Months Ended 30 June

INVESTOR PRESENTATION SEPTEMBER 2015